Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

Three Months Ended March 31,
(dollars in thousands)	2007	2006
Earnings: Income before provision for income taxes	$ 10,354	$189,738
Interest expense	310,437	263,213
Implicit interest in rents	5,492	5,101
Total earnings	$326,283	$458,052
Fixed charges: Interest expense	$310,437	$263,213
Implicit interest in rents	5,492	5,101
Total fixed charges	$315,929	$268,314
Ratio of earnings to fixed charges	1.03	1.71

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